Exhibit 99.1

THIRD AMENDMENT

TO CREDIT AND GUARANTY AGREEMENT

This THIRD AMENDMENT TO CREDIT AND GUARANTY AGREEMENT, dated as of February 18, 2014 (this “Third Amendment”), is entered into by and among ALCATEL-LUCENT USA INC., a Delaware corporation (the “Borrower”), ALCATEL-LUCENT HOLDINGS INC., a Delaware corporation (“Holdings”), ALCATEL LUCENT, a société anonyme incorporated under the laws of France (“Parent”), the Subsidiary Guarantors party hereto, the Existing Lenders (as defined below) and the Joining New Lenders (as defined below) party hereto and CREDIT SUISSE AG, as administrative agent for the Lenders (in such capacity, including any successor thereto in such capacity, the “Administrative Agent”) and as collateral agent for the Secured Parties (in such capacity, including any successor thereto in such capacity, the “Collateral Agent”), with Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC, as joint lead arrangers and joint bookrunners in connection with this Third Amendment (in such capacities, the “New Arrangers”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement referred to below, after giving effect to this Third Amendment.

RECITALS

WHEREAS, the Borrower, Holdings, Parent, the Subsidiary Guarantors from time to time party thereto, the Lenders from time to time party thereto, the Administrative Agent, the Collateral Agent, and the other Agents party thereto previously entered into that certain Credit and Guaranty Agreement, dated as of January 30, 2013 (as amended by (i) the First Amendment to Credit and Guaranty Agreement, dated as of April 11, 2013, by and between the Borrower and the Administrative Agent, and acknowledged and agreed to by Holdings and the Collateral Agent, and (ii) the Second Amendment to Credit and Guaranty Agreement, dated as of August 16, 2013, by and among the Borrower, Holdings, Parent, the Subsidiary Guarantors party thereto, the Lenders party thereto and the Administrative Agent, the “Credit Agreement”);

WHEREAS, pursuant to and in accordance with Section 10.08 of the Credit Agreement, the Borrower has requested that the Lenders under the Credit Agreement immediately prior to the Third Amendment Effective Date (as defined below) (the “Existing Lenders”) and the Joining New Lenders agree to amend certain provisions of the Credit Agreement as set forth in this Third Amendment; and

WHEREAS, subject to the terms and conditions of this Third Amendment, the Existing Lenders and the Joining New Lenders are willing to agree to such amendments relating to the Credit Agreement.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

AMENDMENTS TO CREDIT AGREEMENT

Subject to the satisfaction of all of the conditions set forth in Article III hereof, the Credit Agreement is hereby amended as follows:

SECTION 1.1 Amendments to Section 1.01. Section 1.01 of the Credit Agreement is hereby amended as follows:

(a) The definition of “Applicable Margin” is hereby amended and restated in its entirety as follows:

“Applicable Margin” shall mean, (a) with respect to the Euro Term Loans, for any day with respect to any Eurodollar Term Loan, (i) until the Second Amendment Effective Date, 6.50% per annum, and (ii) on and after the Second Amendment Effective Date, 5.25% per annum; (b) with respect to the US Term Loans for any day (i) with respect to any Eurodollar Term Loan, (A) until the Second Amendment Effective Date, 6.25% per annum, (B) on and after the Second Amendment Effective Date and until the Third Amendment Effective Date, 4.75% per annum, and (C) on and after the Third Amendment Effective Date, 3.50% per annum, and (ii) with respect to any ABR Term Loan, (A) until the Second Amendment Effective Date, 5.25% per annum, (B) on and after the Second Amendment Effective Date and until the Third Amendment Effective Date, 3.75%, and (C) on and after the Third Amendment Effective Date, 2.50% per annum; and (c) with respect to the Asset Sale Loans, for any day (i) with respect to any Eurodollar Term Loan, 5.25% per annum, and (ii) with respect to any ABR Term Loan, 4.25% per annum.

(b) Clause (i) of the definition of “Asset Sale” is hereby amended and restated in its entirety as follows:

“(i) any single transaction or series of related transactions that involves (A) assets (other than Designated Assets or assets or property subject to a Patent Monetization Program) having a Fair Market Value of less than €75.0 million or (B) assets or property subject to a Patent Monetization Program having a Fair Market Value of less than €25.0 million;”

(c) The definition of “Fee Letter” is hereby amended and restated in its entirety as follows:

“Fee Letter” shall mean, collectively, (a) the Fee Letter, dated December 14, 2012, among the Borrower, Parent, Credit Suisse AG, Credit Suisse Securities (USA) LLC and Goldman Sachs Bank USA, as amended, (b) the Engagement Letter, dated August 2, 2013, among the Borrower, Parent, Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as amended, and (c) the Engagement Letter, dated December 16, 2013, among the Borrower, Parent, Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC, as amended.

(d) The definition of “Joint Bookrunners” is hereby amended and restated in its entirety as follows:

“Joint Bookrunners” shall mean (a) Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., in their respective capacities as joint bookrunners hereunder, (b) with respect to the Second Amendment and the transactions contemplated thereby, Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., in their respective capacities as joint bookrunners thereunder, and (c) with respect to the Third Amendment and the transactions contemplated thereby, Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC, in their respective capacities as joint bookrunners thereunder.

(e) The definition of “Joint Lead Arrangers” is hereby amended and restated in its entirety as follows:

“Joint Lead Arrangers” shall mean (a) Credit Suisse Securities (USA) LLC and Goldman Sachs Bank USA, in their respective capacities as joint lead arrangers hereunder, (b) with respect to the Second Amendment and the transactions contemplated thereby, Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., in their respective capacities as joint lead arrangers thereunder, and (c) with respect to the Third Amendment and the transactions contemplated thereby, Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC in their respective capacities as joint lead arrangers thereunder.

(f) The definition of “Repricing Transaction” is hereby amended and restated in its entirety as follows:

“Repricing Transaction” shall mean the repayment, prepayment, refinancing, substitution or replacement of all or a portion of the Loans with the incurrence by Parent, the Borrower or any of its Restricted Subsidiaries of (x) any loan financing with the principal purpose of achieving an effective weighted average yield (after giving effect to interest rate margins, upfront or similar fees and original issue discount (with upfront or similar fees and original issue discount calculated based on the shorter of a four year life to maturity or the remaining weighted average life to maturity of the applicable Loans) for such new financing, Adjusted LIBO Rate or Alternate Base Rate floors shared with all lenders or holders thereof, but excluding the effect of any arrangement, structuring, syndication or other similar fees payable in connection therewith or any fluctuations in the Adjusted LIBO Rate or the Alternate Base Rate) that is less than the weighted average yield (as determined on the same basis) of such Loans so repaid, prepaid, refinanced, substituted or replaced, including without limitation, as may be effected through any amendment to this Agreement relating to the weighted average yield of such Loans or (y) any debt capital markets financing (including without limitation any convertible debt securities).

(g) The following terms and definitions are hereby inserted in the appropriate alphabetical order:

“Third Amendment” shall mean that certain Third Amendment to Credit and Guaranty Agreement, dated as of February 18, 2014, by and among the Borrower, Holdings, Parent, the Subsidiary Guarantors party thereto, the Lenders party thereto and the Administrative Agent.

“Third Amendment Effective Date” shall mean the date on which the conditions set forth in Article III of the Third Amendment were satisfied or waived in accordance therewith.

SECTION 1.2 Amendments to Section 2.12. Section 2.12 of the Credit Agreement is hereby amended by (i) deleting clause (d) thereof in its entirety and (ii) (x) re-lettering existing clause (e) thereof as clause (d) and (y) deleting the words “Second Amendment Effective Date” appearing therein and inserting “Third Amendment Effective Date” in lieu thereof.

SECTION 1.3 Amendment to Section 2.21. The proviso at the end of Section 2.21(a) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“provided that, (x) with respect to any such assignment made in connection with the Second Amendment, all references in this sentence to “Administrative Agent” shall be deemed to be references to Morgan Stanley Senior Funding, Inc., in its capacity as a Joint Lead Arranger in connection with the Second Amendment, and (y) with respect to any such assignment made in connection with the Third Amendment, all references in this sentence to “Administrative Agent”

shall be deemed to be references to Morgan Stanley Senior Funding, Inc., in its capacity as a Joint Lead Arranger in connection with the Third Amendment.”

SECTION 1.4 Amendment to Section 6.04.

(a) Section 6.04(h) of the Credit Agreement is hereby amended by adding the following sentence at the end thereof:

“Net Proceeds from Patent Monetization Programs shall not be required to be used to prepay the Loans until the Aggregate Patent Proceeds at any time is greater than €67.0 million.”

(b) Section 6.04(j) of the Credit Agreement is hereby amended by deleting “€250.0 million” appearing therein and inserting “€400.0 million” in lieu thereof.

SECTION 1.5 Amendments to Section 9.01.

(a) Section 9.01 of the Credit Agreement is hereby amended by adding the following after the fourth sentence thereof: “Each of Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC is hereby appointed as a Joint Lead Arranger with respect to the Third Amendment and the transactions contemplated thereby, and each Lender hereby authorizes each of Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC to act as a Joint Lead Arranger in accordance with the term hereof, the Third Amendment and the other Loan Documents.”.

(b) Section 9.01 of the Credit Agreement is hereby amended by adding the words “As of the Third Amendment Effective Date, none of Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC, in their respective capacities as a Joint Lead Arranger, shall have any obligations but shall be entitled to the benefits of this Article IX.” after the penultimate sentence thereof.

ARTICLE II

CONSENTS AND AUTHORIZATIONS

Subject to the satisfaction of all of the conditions set forth in Article III hereof:

SECTION 2.1 Each of the Borrower, Holdings, each Subsidiary Guarantor and each Lender party hereto hereby authorizes (a) Morgan Stanley Senior Funding, Inc., in its capacity as a Joint Lead Arranger in connection with this Third Amendment, in consultation with the Borrower and the Administrative Agent, to determine all amounts, percentages and other information with respect to the Loans of each Lender on and as of the Third Amendment Effective Date (including, without limitation, by reallocating all or any portion of such Lender’s Loans in respect of any Credit Agreement Facility to another Credit Agreement Facility), which amounts, percentages and other information may be determined only upon receipt by the Administrative Agent of the signature pages of all Lenders party hereto, and (b) the Administrative Agent to enter and complete all such amounts, percentages and other information in the Register maintained pursuant to Section 10.04(d) of the Amended Credit Agreement (as defined below), as appropriate; provided that the final allocation of Loans, the aggregate amount of each Credit Agreement Facility and (to the extent consent of the Borrower would be required pursuant to Section 10.04(b)(iii) of the Credit Agreement in connection with an assignment of Loans to a new Lender) the selection of new Lenders, in each case, solely as of the Third Amendment Effective Date, shall be subject to the approval of the Borrower (such approval not to be unreasonably withheld or delayed). For the avoidance of doubt, no such approval of the Borrower shall be required in connection with the primary syndication of the Credit Agreement Facilities in connection with this Third Amendment, except in the case of assignments to Disqualified Institutions to the extent required pursuant to Section 10.04(b)(iii)(A) of the Credit Agreement. The Administrative Agent’s determination and entry and completion shall be conclusive, and shall be conclusive evidence of the existence, amounts, percentages and other information with respect to the obligations of the Borrower under the Amended Credit Agreement, in each case, absent manifest error. For the avoidance of doubt, the provisions of Article IX and Section 9.03 of the Amended Credit Agreement shall apply to any determination, entry or completion made by Morgan Stanley Senior Funding, Inc., in its capacity as a Joint Lead Arranger in connection with this Third Amendment, or the Administrative Agent pursuant to this Section 2.1. Each of the Borrower, Holdings, the Subsidiary Guarantors, the Administrative Agent and the Lenders party hereto hereby acknowledges and agrees that the determinations, reallocations and other matters set forth in this Section 2.1 do not utilize the Incremental Facilities provisions of Section 2.22 of the Credit Agreement.

SECTION 2.2 Each Lender party hereto hereby consents to its respective allocation of the Loans after giving effect to this Third Amendment and the transactions contemplated herein, as well as in any Assignment and Assumption entered into by such Lender pursuant to Section 10.04 of the Credit Agreement required to effect such allocation, on the Third Amendment Effective Date as set forth in the Register (as such respective allocation has been indicated by the New Arrangers to such Lender on or prior to the Third Amendment Effective Date).

SECTION 2.3 Each Existing Lender that shall have executed and delivered a signature page to this Third Amendment electing the “Consent (Cashless)” option shall be deemed to agree, upon the effectiveness of this Third Amendment on the Third Amendment Effective Date, and of any Assignment and Assumption entered into by such Existing Lender pursuant to Section 10.04 of the Credit Agreement, that all (or such lesser amount as the New Arrangers may allocate to such Existing Lender pursuant to Sections 2.1 and 2.2 hereof) of its existing Loans shall constitute Loans under the Credit Agreement as amended by this Third Amendment (the “Amended Credit Agreement”) (with all accrued and unpaid interest on Loans held immediately prior to the transactions contemplated by this Third Amendment up to, but excluding, the Third Amendment Effective Date being due and payable by the Borrower on the Business Day prior to the Third Amendment Effective Date, and any fees, expenses and other compensation owed to such Existing Lender pursuant to the Credit Agreement and this Third Amendment) and agrees, to the extent required, to enter into an Assignment and Assumption pursuant to Section 10.04 of the Credit Agreement to reflect such allocation.

SECTION 2.4 Each Existing Lender that shall have executed and delivered a signature page to this Third Amendment electing the “Exit and Recommit” option and has entered into a related Assignment and Assumption, shall be repaid in full on the Third Amendment Effective Date, including for all accrued and unpaid interest, fees, expenses and other compensation owed to such Existing Lender pursuant to the Credit Agreement and this Third Amendment, and such Existing Lender’s Loans shall be assigned in the manner set forth in the memorandum provided to the Lenders on December 16, 2013. Each such Existing Lender agrees to enter into an Assignment and Assumption pursuant to Section 10.04 of the Credit Agreement to reflect its new allocation of Loans under the Credit Agreement.

SECTION 2.5 Each Lender not party to the Credit Agreement prior to the Third Amendment Effective Date (each, a “Joining New Lender”) that shall have executed and delivered a signature page to this Third Amendment electing the “Joining New Lender Consent” option agrees that it shall be deemed to have consented to the matters set forth in this Third Amendment as of the Third Amendment Effective Date.

SECTION 2.6 Each Lender party hereto hereby (a) authorizes and consents to (i) this Third Amendment and the Amended Credit Agreement and the transactions contemplated hereby and thereby, (ii) any and all amendments, amendments and restatements, supplements and other modifications to each of the Loan Documents, the exhibits and schedules thereto and each other ancillary document (all such amendments, amendments and restatements, supplements, modifications and ancillary documents, together with this Third Amendment, the Amended Credit Agreement and the other Loan Documents, the “Transaction Documents”), in each case, to the extent necessary or appropriate, in the reasonable opinion of the Administrative Agent, the Collateral Agent or the New Arrangers, to reflect and/or effect the amendments and modifications set forth in this Third Amendment and in the Amended Credit Agreement, and (iii) the execution and delivery by the Administrative Agent and/or the Collateral Agent, as applicable, on its behalf of each of the Transaction Documents, and (b) directs each of the Administrative Agent and the Collateral Agent to execute and deliver each such Transaction Document.

ARTICLE III

CONDITIONS TO EFFECTIVENESS

The provisions of this Third Amendment shall become effective only upon the satisfaction of all of the following conditions (the date of satisfaction of such conditions being referred to herein as the “Third Amendment Effective Date”), which Third Amendment Effective Date shall be no earlier than February 18, 2014:

SECTION 3.1 This Third Amendment shall have been duly executed by the Borrower, Holdings, Parent, each Subsidiary Guarantor, the Administrative Agent and each of the Lenders, and in each case delivered to the Administrative Agent.

SECTION 3.2 Before and after giving effect to this Third Amendment, no Default or Event of Default shall have occurred and be continuing or would result therefrom.

SECTION 3.3 The representations and warranties set forth in Article III of the Credit Agreement and in each other Loan Document (including those set forth in Article IV of this Third Amendment) shall be true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material Adverse Effect” or similar qualifier, in which case, it shall be true and correct in all respects) on and as of the Third Amendment Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material Adverse Effect” or similar qualifier, in which case, it was true and correct in all respects) as of such earlier date.

SECTION 3.4 The Administrative Agent and the New Arrangers shall have received a certificate, dated the Third Amendment Effective Date and signed by a Financial Officer of Parent, confirming compliance with the conditions precedent set forth in Sections 3.2 and 3.3 hereof.

SECTION 3.5 The Agents, the New Arrangers and the Lenders shall have received all fees, interest, premiums and other amounts due and payable on or prior to the Third Amendment Effective Date, including, to the extent invoiced reasonably prior thereto with appropriate supporting detail, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Loan Parties hereunder or under any other Loan Document (including, without limitation, the reasonable out-of-pocket fees and expenses of counsel to the Agents and the New Arrangers and any fees and other amounts payable to the Agents, the New Arrangers and the Lenders as separately agreed upon in writing).

SECTION 3.6 Without limiting their respective obligations under Section 6.10 hereof and Section 5.09 of the Credit Agreement, each applicable Loan Party shall have duly authorized, executed, notarized, translated, as applicable, registered and delivered to the Administrative Agent and the Collateral Agent such amendments, supplements, reaffirmations or modifications to the Security

Documents, and such corporate or other resolutions, as may be necessary or advisable in connection with this Third Amendment and the transactions contemplated hereby in order to ensure that the Collateral Agent, for the benefit of the Secured Parties, continues to have a valid, perfected, first priority Lien on all Collateral (subject, in the case of priority only, to Permitted Prior Liens (as defined in the Pledge and Security Agreement)), and all corporate approvals, opinions, certificates, instruments and other documents with respect thereto. Notwithstanding this Section 3.6 and without limiting their respective obligations under Section 6.10 hereof and Section 5.09 of the Credit Agreement, the notarization, translation, as applicable, registration and delivery of any Security Documents governed by Brazilian law or to which any Loan Party organized in Brazil is a party (and any related registrations or filings) shall not be a condition to the effectiveness of this of this Third Amendment.

SECTION 3.7 The Borrower shall have paid, on the Third Amendment Effective Date, to Morgan Stanley Senior Funding, Inc., as New Arranger, for the account of each Lender party hereto (or its applicable assignee), an amount for each such Lender equal to the product of the following: (a) the amount of such Lender’s Loans outstanding on December 19, 2013, times (b) the number of days that have elapsed from and including January 1, 2014 to and including the Third Amendment Effective Date, times (c) the daily equivalent of 3.50% per annum (calculated on the basis of a 360-day year) (it being agreed that the product of foregoing clauses (b) and (c) is equal to 0.476%) (collectively, the “Ticking Fee”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

In order to induce the Administrative Agent and the Lenders to enter into this Third Amendment, and to amend the Credit Agreement in the manner provided herein, each Loan Party hereby represents and warrants to the Administrative Agent, the Lenders and the New Arrangers that, on and as of the Third Amendment Effective Date:

SECTION 4.1 Power. Each Loan Party has the power and authority to execute and deliver this Third Amendment, and to perform its obligations under this Third Amendment and the Amended Credit Agreement.

SECTION 4.2 Authorization; No Conflict. The execution and delivery by each Loan Party of this Third Amendment, the performance by each Loan Party of this Third Amendment and the Amended Credit Agreement, and the consummation of the transactions contemplated hereby and thereby, (a) have been duly authorized by all requisite corporate or other applicable organizational action and, if required, stockholder action of such Loan Party, and (b) will not (i) violate (A) any provision of material applicable law, statute, rule or regulation, (B) any of the certificate or articles of incorporation or other organizational or constitutive documents or by-laws (or applicable foreign equivalent) of such Loan Party or its Restricted Subsidiaries, or (C) any material order of any Governmental Authority, (ii) conflict with, result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under, or give rise to any right to accelerate or to require the prepayment, repurchase or redemption of any obligation under, or require the granting of any Liens (other than any Lien created hereunder or under the Security Documents) to secure the obligations under, any provision of any indenture, agreement, contract, undertaking or instrument to which such Loan Party or any of its Restricted Subsidiaries is a party or by which any of them or any of their respective assets or properties is or may be bound, except to the extent that such conflict, breach, default, right to accelerate, requirement to prepay, repurchase or redeem or requirement to grant a Lien could not reasonably be expected to have a Material Adverse Effect or (iii) require any approval of stockholders, members or partners or any approval or consent of any Person under any indenture, agreement, contract, undertaking or instrument to which such Loan Party or any of its Restricted Subsidiaries is a party or by which any of them or any of their respective assets or properties is or may be bound, except for (1) such approvals or consents which have been obtained and are in full force and effect and (2) any such approvals or consents the failure of which to obtain, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

SECTION 4.3 Governmental Approvals. The execution and delivery by each Loan Party of this Third Amendment, the performance by each Loan Party of this Third Amendment and the Amended Credit Agreement, and the consummation of the transactions contemplated hereby and thereby, do not require any registration or filing with, consent, exemptions, authorizations or approval of, or notice to, or other action to, with or by, any Governmental Authority except (a) for those filings and recordings with respect to Collateral to be executed, delivered and filed after the Third Amendment Effective Date as provided in the Security Documents, (b) such as have been made or obtained and are in full force and effect and (c) those registrations, approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not reasonably be expected to have a Material Adverse Effect.

SECTION 4.4 Enforceability. This Third Amendment has been duly executed and delivered by each Loan Party and, subject to the Legal Reservations (if and to the extent applicable), each of this Third Amendment and the Amended Credit Agreement constitutes a legal, valid and binding obligation of each Loan Party, enforceable against such Loan Party in accordance with its terms, in each case subject to the Legal Reservations (if and to the extent applicable) and applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 4.5 Absence of Default. Before and after giving effect to this Third Amendment, no Default or Event of Default has occurred and is continuing or would result therefrom.

SECTION 4.6 Incorporation of Representations and Warranties. The representations and warranties set forth in Article III of the Credit Agreement and in each other Loan Document (including those set forth in Article IV of this Third Amendment) shall be true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material Adverse Effect” or similar qualifier, in which case, it shall be true and correct in all respects) on and as of the Third Amendment Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material Adverse Effect” or similar qualifier, in which case, it was true and correct in all respects) as of such earlier date.

ARTICLE V

REAFFIRMATION, ACKNOWLEDGMENT AND CONSENT

Each of the Borrower, Holdings, Parent and each Subsidiary Guarantor (for purposes of this Article V, a “Reaffirming Party”) hereby acknowledges that it (a) has reviewed the terms and provisions of this Third Amendment, (b) consents to the amendments to the Credit Agreement effected pursuant to this Third Amendment and consents to the terms, conditions and other provisions of this Third Amendment, and (c) consents to each of the transactions contemplated hereby. Each Reaffirming Party hereby confirms that each Loan Document to which it is a party or otherwise bound and all Collateral encumbered thereby will continue to guarantee or secure, as the case may be, to the fullest extent possible in accordance with the Loan Documents the payment and performance of all “Guaranteed Obligations”, “Obligations” or “Secured Obligations”, as applicable (including all such Guaranteed Obligations, Obligations and Secured Obligations as amended, extended, modified, reaffirmed and/or increased pursuant to this Third Amendment) under each of the Loan Documents to which it is a party (in each case as such terms are defined in the applicable Loan Document).

Without limiting the generality of the foregoing, each Reaffirming Party hereby confirms, ratifies and reaffirms its payment obligations, guarantees, pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of each of the Loan Documents to which it is a party. For the avoidance of doubt, nothing in this Third Amendment shall constitute a new grant of security interest or restart any hardening period.

Each Reaffirming Party acknowledges and agrees that each of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its payment obligations (including pursuant to Section 10.20 of the Credit Agreement), guarantees, pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of such Loan Documents shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this Third Amendment or any of the transactions contemplated hereby.

Each of Holdings, Parent and each Subsidiary Guarantor acknowledges and agrees that (a) notwithstanding the conditions to effectiveness set forth in this Third Amendment, such Person is not required by the terms of the Credit Agreement or any other Loan Document to consent to the amendments to the Credit Agreement effected pursuant to this Third Amendment and (b) nothing in this Third Amendment shall be deemed to require the consent of such Person to any future amendments to the Credit Agreement.

ARTICLE VI

MISCELLANEOUS

SECTION 6.1 Expenses. Parent and the Borrower agree, jointly and severally, to pay promptly (a) all the reasonable and documented out-of-pocket costs and expenses of the Agents and the New Arrangers incurred in connection with the negotiation, preparation, execution, delivery and administration of this Third Amendment and any other documents prepared in connection herewith, including, without limitation, any Security Documents (and amendments, supplements, reaffirmations or modifications thereto), other Loan Documents and any opinions, certificates, instruments and other documents necessary or advisable in connection with the transactions contemplated by this Third Amendment, including, without limitation, as contemplated by Section 6.10 hereof, and (b) all other costs and expenses incurred in connection with this Third Amendment and the transactions contemplated hereby to the extent required by Section 10.05 of the Credit Agreement. The Borrower hereby confirms that the indemnification provisions set forth in Section 10.05 of the Credit Agreement shall apply to this Third Amendment and such losses, claims, damages, liabilities, costs and expenses (as more fully set forth therein as applicable) which may arise herefrom or in connection herewith.

SECTION 6.2 New Arrangers. The Borrower agrees that (a) the New Arrangers shall be entitled to the privileges, indemnification, immunities and other benefits afforded to the Agents pursuant to Article IX and Section 10.05 of the Credit Agreement and (b) except as otherwise agreed to in writing by the Borrower and the New Arrangers, the New Arrangers shall have no duties, responsibilities or liabilities with respect to this Third Amendment, the Credit Agreement or any other Loan Document.

SECTION 6.3 Loan Document Pursuant to Credit Agreement. This Third Amendment is a Loan Document executed pursuant to, and in accordance with, the Credit Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with all of the terms and provisions of the Credit Agreement, including Article X thereof. The provisions of Sections 10.11, 10.15, 10.19 and 10.21 of the Credit Agreement are hereby incorporated by reference, mutatis mutandis, and shall apply with like effect to this Third Amendment as if fully set forth herein.

SECTION 6.4 Successors and Assigns. This Third Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

SECTION 6.5 Severability. In the event any one or more of the provisions contained in this Third Amendment should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 6.6 Counterparts. This Third Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract, and shall become effective as provided in Article III above. Delivery of an executed signature page to this Third Amendment by facsimile transmission or in electronic (e.g., “pdf” or “tif”) format shall be as effective as delivery of a manually signed counterpart of this Third Amendment.

SECTION 6.7 Applicable Law. THIS THIRD AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION, WHETHER SOUNDING IN CONTRACT LAW OR TORT LAW OR OTHERWISE, BASED UPON, ARISING OUT OF OR RELATING TO THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

SECTION 6.8 Full Force and Effect; Limited Amendment.

(a) Except as expressly set forth herein, this Third Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of any Agent, any Lender or any other Secured Party under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the Obligations or any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle any Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the Obligations or any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.

(b) On the Third Amendment Effective Date, the Credit Agreement shall be amended as provided herein. On and after the Third Amendment Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Third Amendment. The parties hereto acknowledge and agree that: (i) this Third Amendment and any other Loan Documents executed and delivered in connection herewith do not constitute a novation, or termination of the “Obligations” or the “Secured Obligations” (as defined in the applicable Loan Documents) as in effect prior to the Third Amendment Effective Date; (ii) such “Obligations” and “Secured Obligations” are in all respects continuing with only the terms thereof being modified to the extent provided in this Third Amendment; and (iii) the Guaranties and the Liens and security interests as granted under the Loan Documents securing payment of such

“Obligations” and “Secured Obligations” are in all such respects continuing in full force and effect and secure the payments of the “Obligations” and “Secured Obligations”, respectively.

SECTION 6.9 Headings. The headings of this Third Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

SECTION 6.10 Further Assurances.

(a) Without limiting their respective obligations under Section 5.09 of the Credit Agreement, each of the Loan Parties shall execute and deliver such additional documents (including, without limitation, any Security Documents (and amendments, supplements, reaffirmations or modifications thereto) and any other Loan Documents, and any opinions, certificates, resolutions, instruments and other documents), and take such additional actions as may be reasonably requested by the Administrative Agent or the New Arrangers to effectuate the purposes of this Third Amendment.

(b) The Loan Parties shall undertake the notarization, translation, as applicable, registration and delivery of any Security Documents governed by Brazilian law or to which any Loan Party organized in Brazil is a party (and any related registrations or filings and opinions) within 30 days of the Third Amendment Effective Date.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

ALCATEL-LUCENT USA INC.,
as Borrower

By:	/s/ Xavier Langlois d’Estaintot
Name:	Xavier Langlois d’Estaintot
Title:	Authorized Signatory

ALCATEL-LUCENT HOLDINGS INC., as Holdings and a Guarantor

By:	/s/ Xavier Langlois d’Estaintot
Name:	Xavier Langlois d’Estaintot
Title:	Authorized Signatory

ALCATEL LUCENT, as Parent and a Guarantor

By:	/s/ Jean Raby
Name:	Jean Raby
Title:	Chief Financial and Legal Officer

Third Amendment Agreement Signature Page

ALCATEL-LUCENT DEUTSCHLAND AG
as a Guarantor

By:	/s/ Wilhelm Dresselhaus
Name:	Wilhelm Dresselhaus
Title:	Chairman of the Board of Directors

By:	/s/ Thomas Schumann
Name:	Thomas Schumann
Title:	Tax Director and Authorized Officer

ALCATEL-LUCENT HOLDING GMBH as a Guarantor

By:	/s/ Hans-Jörg Daub
Name:	Hans-Jörg Daub
Title:	General Manager

By:	/s/ Dirk Döppelhan
Name:	Dirk Döppelhan
Title:	General Counsel and Authorized Officer

Third Amendment Agreement Signature Page

ALCATEL-LUCENT CANADA INC.

ALCATEL-LUCENT PARTICIPATIONS

LUCENT VENTURE PARTNERS INC.

ALCATEL-LUCENT INTERNATIONAL HOLDINGS INC.

ALCATEL-LUCENT OAP LLC

AG COMMUNICATION SYSTEMS CORPORATION

LUCENT TECHNOLOGIES GRL LLC

WESTERN ELECTRIC COMPANY, INCORPORATED

BELL LABORATORIES, INC.

NASSAU METALS CORPORATION

ALCATEL-LUCENT EASTERN VENTURES HOLDINGS INC.

ALCATEL-LUCENT WORLD SERVICES INC.

ALCATEL-LUCENT AMERICAS HOLDINGS INC.

ALCATEL-LUCENT THAILAND HOLDINGS INC.

ALCATEL-LUCENT MANAGEMENT SERVICES INC.

ALCATEL-LUCENT EURASIA HOLDINGS INC.

ASCEND COMMUNICATIONS, INC.

WESTERN ELECTRIC INTERNATIONAL, INCORPORATED

in each case, as a Guarantor

By:	/s/ Xavier Langlois d’Estaintot
Name:	Xavier Langlois d’Estaintot
Title:	Authorized Signatory

Third Amendment Agreement Signature Page

ALCATEL-LUCENT UK LIMITED

By:	/s/ Xavier Langlois d’Estaintot
Name:	Xavier Langlois d’Estaintot
Title:	Authorized Signatory

ALCATEL-LUCENT TELECOM LIMITED

By:	/s/ Xavier Langlois d’Estaintot
Name:	Xavier Langlois d’Estaintot
Title:	Authorized Signatory

Third Amendment Agreement Signature Page

ALCATEL-LUCENT SERVICES INTERNATIONAL B.V.

By:	/s/ Xavier Langlois d’Estaintot
Name:	Xavier Langlois d’Estaintot
Title:	Authorized Signatory

ALCATEL-LUCENT NEDERLAND B.V.

By:	/s/ Xavier Langlois d’Estaintot
Name:	Xavier Langlois d’Estaintot
Title:	Authorized Signatory

Third Amendment Agreement Signature Page

ALCATEL-SERVIÇOS EM TELECOMUNICAÇÕES S.A.
ALCATEL-LUCENT BRASIL S.A.
ALCATEL EQUIPAMENTOS LTDA in each case, as a Guarantor

By:	/s/ Javier Jose Rodriguez Falcon
Name:	Javier Jose Rodriguez Falcon
Title:	President and Officer

By:	/s/ Luiz Tonisi
Name:	Luiz Tonisi
Title:	Sales Director and Officer

Third Amendment Agreement Signature Page

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH
as Administrative Agent and Collateral Agent

By:	/s/ Robert Hetu
Name:	Robert Hetu
Title:	Authorized Signatory

By:	/s/ Alex Verdone
Name:	Alex Verdone
Title:	Authorized Signatory

Third Amendment (Alcatel-Lucent USA Inc.)

[LENDER PAGES]

Lender:[1]

as Lender

	Existing Position:[2]	Election Options:[3]
		Option A	Option B
		Consent (Cashless)	Exit and Recommit

US Term Loans	$	☐	☐

Option C: Joining New Lender Consent / Additional Term Loans[4]

$

Signature:

By:
Name:
Title:

[Insert second signature block if applicable]

[1]	Insert name of legal entity.
[2]	Indicate the existing principal amount of Loans currently held by the designated Lender (amount included for informational purposes only; in the event of immaterial discrepancies the Administrative Agent’s Register will prevail).
[3]	Select either Option A or B only with respect to the US Term Loans. Any Lender that does not consent to the Third Amendment by 5:00 p.m. (New York City time) on Tuesday, December 17, 2013 will be subject to having its US Term Loans assigned to Morgan Stanley Senior Funding, Inc. in accordance with Section 2.21(a) of the Credit Agreement (as amended by the Third Amendment).
[4]	Indicate additional amount of US Term Loans, if any, requested by the designated (existing or new) Lender.

Third Amendment (Alcatel-Lucent USA Inc.)